02029381

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

RESIDENTIAL ASSET MORTGAGE PRODUCTS, INC
Exact name of Registrant as Specified in Charter

0001099391
Registrant CIK Number

Form 8-K, March 25, 2002 GMACM Mortgage Pass-Through Certificates Series 2002-J3

333-60164
SEC File Number, if available

Electronic Report, Schedule of Registration
Statement of Which the Documents Are a Part
(give period of report)

Name of Person Filing the Document
(If Other than the Registrant)

12925279

IN ACCORDANCE WITH RULE 311 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO AN AUTOMATIC SEC EXEMPTION

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Greenwich Capital Markets, Inc. Computational Materials	P*

* The Computational Materials have been filed on paper pursuant to Rule 311(i) of Regulation S-T.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on behalf of the Registrant by the undersigned thereunto duly authorized.

RESIDENTIAL ASSET MORTGAGE PRODUCTS, INC.

By: Patricia C. Taylor

Name: **Patricia C. Taylor**
Title: **Vice President**

Dated: March 21, 2002

12925279 02935435

EXHIBIT 99.1

(attached hereto)

12925279

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Greenwich Capital Markets

Yield Sensitivity Table

March 22, 2002 03:34 PM
User: mercadk
As of March 22, 2002, 03:34 PM

Bond Class		
Name / Class:	GMACM02J3E	A1
Cusip:		
Coupon:		6.000 %
Formula:		N/A
Orig. Balance:		$5,717,000.00
Factor:		1.00000000
Factor date:		12/01/2001
Current Cap:		N/A
Current Floor:		N/A
Cur. Balance:		$5,717,000.00

Class Description	
PAC Bands:	N/A
Settlement Date:	03/28/2002
Issue Date:	03/01/2002
First Pay Date:	04/25/2002
Maturity Date:	N/A
Days Delay:	24

Collateral Description	
Coll. Type:	WL
Orig. Balance:	$142,924,173.00
Net Coupon:	6.000 %
Gross Coupon:	6.670 %
Srvc Fee:	0.670 %
Orig. Term:	179 mos
Current WAM:	176 mos
Current Age:	2 mos

Price	100PSA	200PSA	300PSA	400PSA	500PSA
99-28	5.489	5.378	5.279	5.193	5.113
99-29	5.423	5.299	5.189	5.093	5.004
99-30	5.357	5.221	5.099	4.994	4.895
99-31	5.291	5.142	5.009	4.894	4.786
100-00	5.224	5.063	4.919	4.795	4.678
100-01	5.158	4.984	4.830	4.695	4.569
100-02	5.092	4.906	4.740	4.596	4.461
100-03	5.026	4.827	4.650	4.497	4.352
100-04	4.960	4.749	4.561	4.397	4.244

	100PSA	200PSA	300PSA	400PSA	500PSA
WAL:	0.49	0.41	0.36	0.32	0.30
Mod. Dur:	0.47	0.40	0.35	0.31	0.29
Spread	313.1	305.9	297.5	289.0	280.4
First Prin:	04/2002	04/2002	04/2002	04/2002	04/2002
Last Prin:	02/2003	12/2002	11/2002	10/2002	09/2002
Bench:	AL	AL	AL	AL	AL

These Computational Materials should be accompanied by a one page Disclaimer
which must be read in its entirety by the addressee of this communication.
If such disclaimer is not attached hereto, please contact your Greenwich Capital Sals Representative.

	3 Month	6 Month	1 Year	2 Year	3 Year	5 Year	10 Year	30 Year
OffTR Yld	1.795	2.116	2.695	3.625	4.219	4.856	5.583	5.963
OnTR/Swp Spd	1.818	2.100	2.619	3.656/48	4.033/73	4.787/62	5.380/67	5.796/58
OnTR Price	99-17+	98-31	101-26+	98-25	108-30+	94-22	96-05	94-04

1 Mo L	3Mo L	11Cof	Prime
1.900	1.950	2.823	4.750

15Mtg	30Mtg	FN 7.0	FN 6.5
6.539	7.069	101-26	99-12+

CAP VOLS (years)					
1	2	3	5	10	30
32.040	27.490	24.990	22.430	19.070	16.710

SWAPTION VOLS (years)			
3 X 5	1 X 10	5 X 10	10 X 10
18.440	19.590	15.350	12.490

Prepay Model Knobs	Turnover Level	Turnover Ramp	Refi Vol	Refi Elbow Shift	Burnout Severity	Burnout Timing	Lockin Sverity	Lockin Rate	Mtg Rate Shift	Surge	Model Version
Settings	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	30

Greenwich Capital Markets

Yield Sensitivity Table

March 22, 2002 03:36 PM
User: mercadk
As of March 22, 2002, 03:36 PM

Bond Class		
Name / Class:	GMACM02J3E	A3
Cusip:		
Coupon:		6.000 %
Formula:		N/A
Orig. Balance:		$25,018,000.00
Factor:		1.00000000
Factor date:		12/01/2001
Current Cap:		N/A
Current Floor:		N/A
Cur. Balance:		$25,018,000.00

Class Description	
PAC Bands:	N/A
Settlement Date:	03/28/2002
Issue Date:	03/01/2002
First Pay Date:	04/25/2002
Maturity Date:	N/A
Days Delay:	24

Collateral Description	
Coll. Type:	WL
Orig. Balance:	$107,075,827.00
Net Coupon:	6.000 %
Gross Coupon:	6.670 %
Srvc Fee:	0.670 %
Orig. Term:	179 mos
Current WAM:	176 mos
Current Age:	2 mos

Price	100PSA	200PSA	300PSA	400PSA	500PSA
97-30	6.274	6.296	6.325	6.360	6.400
97-31	6.270	6.292	6.321	6.355	6.393
98-00	6.267	6.287	6.316	6.350	6.387
98-01	6.263	6.283	6.311	6.344	6.381
98-02	6.259	6.279	6.306	6.339	6.375
98-03	6.255	6.275	6.302	6.333	6.369
98-04	6.252	6.271	6.297	6.328	6.363
98-05	6.248	6.266	6.292	6.323	6.357
98-06	6.244	6.262	6.287	6.317	6.350

WAL:	12.32	10.69	9.06	7.66	6.52
Mod. Dur:	8.41	7.59	6.69	5.87	5.16
Spread	82.6	88.2	102.1	121.2	137.7
First Prin:	05/2012	02/2010	07/2008	06/2007	08/2006
Last Prin:	11/2016	11/2016	11/2016	11/2016	11/2016
Bench:	AL	AL	AL	AL	AL

These Computational Materials should be accompanied by a one page Disclaimer
which must be read in its entirety by the addressee of this communication.
If such disclaimer is not attached hereto, please contact your Greenwich Capital Sals Representative.

	3 Month	6 Month	1 Year	2 Year	3 Year	5 Year	10 Year	30 Year
OffTR Yld	1.795	2.116	2.695	3.625	4.219	4.856	5.583	5.963
OnTR/Swp Spd	1.818	2.100	2.619	3.656/48	4.033/73	4.787/62	5.380/67	5.796/38
OnTR Price	99-17+	98-31	101-26+	98-25	108-30+	94-22	96-05	94-04

1 Mo L	3Mo L	11Cof	Prime
1.900	1.950	2.823	4.750

15Mtg	30Mtg	FN 7.0	FN 6.5
6.539	7.069	101-26	99-12+

CAP VOLS (years)					
1	2	3	5	10	30
32.040	27.490	24.990	22.430	19.070	16.710

SWAPTION VOLS (years)			
3 X 5	1 X 10	5 X 10	10 X 10
18.440	19.590	15.350	12.490

Prepay Model Knobs	Turnover Level	Turnover Ramp	Refi Vol	Refi Elbow Shift	Burnout Severity	Burnout Timing	Lockin Sverity	Lockin Rate	Mtg Rate Shift	Surge	Model Version
Settings	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	30

Greenwich Capital Markets

Yield Sensitivity Table

March 22, 2002 03:38 PM
User: mercadk
As of March 22, 2002, 03:38 PM

4 of 11

Bond Class	
Name / Class:	GMACM02J3E A4
Cusip:	
Coupon:	5.620 %
Formula:	-1.0000 x 1MLIB + 7.5000
Orig. Balance:	$18,750,000.00
Factor:	1.00000000
Factor date:	12/01/2001
Current Cap:	7.5
Current Floor:	0
Cur. Balance:	$18,750,000.00

Class Description	
PAC Bands:	N/A
Settlement Date:	03/28/2002
Issue Date:	03/25/2002
First Pay Date:	04/25/2002
Maturity Date:	N/A
Days Delay:	0

Collateral Description	
Coll. Type:	WL
Orig. Balance:	$142,924,173.00
Net Coupon:	6.000 %
Gross Coupon:	6.670 %
Srvc Fee:	0.670 %
Orig. Term:	179 mos
Current WAM:	176 mos
Current Age:	2 mos

Price	100PSA	200PSA	300PSA	400PSA	500PSA
6-04	99.332	90.386	80.903	71.388	62.145
6-05	98.622	89.651	80.147	70.615	61.361
6-06	97.920	88.925	79.399	69.850	60.585
6-07	97.226	88.207	78.659	69.094	59.817
6-08	96.539	87.497	77.926	68.345	59.058
6-09	95.860	86.794	77.202	67.605	58.306
6-10	95.189	86.099	76.486	66.872	57.562
6-11	94.525	85.412	75.777	66.146	56.826
6-12	93.869	84.731	75.075	65.429	56.097
WAL:	4.19	3.00	2.42	2.07	1.83
Mod. Dur:	N/A	N/A	N/A	N/A	N/A
Spread	9194.4	8339.7	7407.3	6463.7	5551.8
First Prin:	02/2003	12/2002	11/2002	10/2002	09/2002
Last Prin:	03/2010	09/2007	06/2006	09/2005	03/2005
Bench:	AL	AL	AL	AL	AL

These Computational Materials should be accompanied by a one page Disclaimer which must be read in its entirety by the addressee of this communication.
If such disclaimer is not attached hereto, please contact your Greenwich Capital Sals Representative.

	3 Month	6 Month	1 Year	2 Year	3 Year	5 Year	10 Year	30 Year
OffTR Yld	1.795	2.116	2.695	3.625	4.219	4.856	5.583	5.963
OnTR/Swp Spd	1.818	2.100	2.619	3.656/48	4.033/73	4.787/62	5.380/67	5.796/58
OnTR Price	99-17+	98-31	101-26+	98-25	108-30+	94-22	96-05	94-04

1 Mo L	3Mo L	11Cof	Prime
1.880	1.950	2.823	4.750

15Mtg	30Mtg	FN 7.0	FN 6.5
6.539	7.069	101-26	99-12+

CAP VOLS (years)					
1	2	3	5	10	30
32.040	27.490	24.990	22.430	19.070	16.710

SWAPTION VOLS (years)			
3 X 5	1 X 10	5 X 10	10 X 10
18.440	19.590	15.350	12.490

Prepay Model Knobs	Turnover Level	Turnover Ramp	Refi Vol	Refi Elbow Shift	Burnout Severity	Burnout Timing	Lockin Sverity	Lockin Rate	Mtg Rate Shift	Surge	Model Version
Settings	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	30

Greenwich Capital Markets

Yield Sensitivity Table

March 22, 2002 03:45 PM
User: mercadk
As of March 22, 2002, 03:45 PM

Bond Class	
Name / Class:	GMACM02J3E A7
Cusip:	
Coupon:	6.000 %
Formula:	N/A
Orig. Balance:	$24,265,000.00
Factor:	1.00000000
Factor date:	12/01/2001
Current Cap:	N/A
Current Floor:	N/A
Cur. Balance:	$24,265,000.00

Class Description	
PAC Bands:	N/A
Settlement Date:	03/28/2002
Issue Date:	03/01/2002
First Pay Date:	04/25/2002
Maturity Date:	N/A
Days Delay:	24

Collateral Description	
Coll. Type:	WL
Orig. Balance:	$142,924,173.00
Net Coupon:	6.000 %
Gross Coupon:	6.670 %
Srvc Fee:	0.670 %
Orig. Term:	179 mos
Current WAM:	176 mos
Current Age:	2 mos

Price	100PSA	200PSA	300PSA	400PSA	500PSA
100-07	5.990	5.966	5.934	5.905	5.878
100-08	5.986	5.960	5.927	5.896	5.868
100-09	5.982	5.955	5.920	5.888	5.858
100-10	5.978	5.949	5.913	5.879	5.848
100-11	5.973	5.944	5.906	5.870	5.838
100-12	5.969	5.938	5.899	5.862	5.828
100-13	5.965	5.933	5.892	5.853	5.818
100-14	5.961	5.927	5.885	5.845	5.809
100-15	5.956	5.922	5.878	5.836	5.799
WAL:	9.91	7.11	5.25	4.20	3.57
Mod. Dur:	7.26	5.62	4.38	3.61	3.13
Spread	59.3	87.9	105.2	127.1	150.4
First Prin:	03/2010	09/2007	06/2006	09/2005	03/2005
Last Prin:	03/2014	07/2011	11/2008	04/2007	06/2006
Bench:	AL	AL	AL	AL	AL

These Computational Materials should be accompanied by a one page Disclaimer
which must be read in its entirety by the addressee of this communication.
If such disclaimer is not attached hereto, please contact your Greenwich Capital Sals Representative.

	3 Month	6 Month	1 Year	2 Year	3 Year	5 Year	10 Year	30 Year
OffTR Yld	1.795	2.116	2.695	3.625	4.219	4.856	5.583	5.963
OnTR/Swp Spd	1.818	2.100	2.619	3.656/48	4.033/73	4.787/62	5.380/67	5.796/58
OnTR Price	99-17+	98-31	101-26+	98-25	108-30+	94-22	96-05	94-04

1 Mo L	3Mo L	11Cof	Prime
1.880	1.950	2.823	4.750

15Mtg	30Mtg	FN 7.0	FN 6.5
6.539	7.069	101-26	99-12+

CAP VOLS (years)					
1	2	3	5	10	30
32.040	27.490	24.990	22.430	19.070	16.710

SWAPTION VOLS (years)			
3 X 5	1 X 10	5 X 10	10 X 10
18.440	19.590	15.350	12.490

Prepay Model Knobs	Turnover Level	Turnover Ramp	Refi Vol	Refi Elbow Shift	Burnout Severity	Burnout Timing	Lockin Sverity	Lockin Rate	Mtg Rate Shift	Surge	Model Version
Settings	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	30

Greenwich Capital Markets

Yield Sensitivity Table

March 22, 2002 03:46 PM
User: mercadk
As of March 22, 2002, 03:46 PM

6 of 11

Bond Class	
Name / Class:	GMACM02J3E A8
Cusip:	
Coupon:	6.000 %
Formula:	N/A
Orig. Balance:	$13,107,000.00
Factor:	1.00000000
Factor date:	12/01/2001
Current Cap:	N/A
Current Floor:	N/A
Cur. Balance:	$13,107,000.00

Class Description	
PAC Bands:	N/A
Settlement Date:	03/28/2002
Issue Date:	03/01/2002
First Pay Date:	04/25/2002
Maturity Date:	N/A
Days Delay:	24

Collateral Description	
Coll. Type:	WL
Orig. Balance:	$142,924,173.00
Net Coupon:	6.000 %
Gross Coupon:	6.670 %
Srvc Fee:	0.670 %
Orig. Term:	179 mos
Current WAM:	176 mos
Current Age:	2 mos

Price	100PSA	200PSA	300PSA	400PSA	500PSA
98-12	6.214	6.228	6.262	6.324	6.379
98-13	6.210	6.224	6.257	6.318	6.372
98-14	6.207	6.220	6.252	6.311	6.364
98-15	6.203	6.216	6.247	6.305	6.356
98-16	6.200	6.212	6.243	6.299	6.348
98-17	6.196	6.208	6.238	6.292	6.340
98-18	6.193	6.204	6.233	6.286	6.333
98-19	6.189	6.200	6.228	6.279	6.325
98-20	6.185	6.197	6.223	6.273	6.317
WAL:	13.33	11.60	8.87	6.10	4.81
Mod. Dur:	8.89	8.07	6.61	4.95	4.05
Spread	74.5	79.5	97.9	134.8	154.4
First Prin:	03/2014	07/2011	11/2008	04/2007	06/2006
Last Prin:	11/2016	11/2016	11/2016	02/2010	10/2007
Bench:	AL	AL	AL	AL	AL

These Computational Materials should be accompanied by a one page Disclaimer
which must be read in its entirety by the addressee of this communication.
If such disclaimer is not attached hereto, please contact your Greenwich Capital Sals Representative.

	3 Month	6 Month	1 Year	2 Year	3 Year	5 Year	10 Year	30 Year
OffTR Yld	1.795	2.116	2.695	3.625	4.219	4.856	5.583	5.963
OnTR/Swp Spd	1.818	2.100	2.619	3.656/48	4.033/73	4.787/62	5.380/67	5.796/58
OnTR Price	99-17+	98-31	101-26+	98-25	108-30+	94-22	96-05	94-04

1 Mo L	3Mo L	11Cof	Prime
1.880	1.950	2.823	4.750

15Mtg	30Mtg	FN 7.0	FN 6.5
6.539	7.069	101-26	99-12+

CAP VOLS (years)					
1	2	3	5	10	30
32.040	27.490	24.990	22.430	19.070	16.710

SWAPTION VOLS (years)			
3 X 5	1 X 10	5 X 10	10 X 10
18.440	19.590	15.350	12.490

Prepay Model Knobs	Turnover Level	Turnover Ramp	Refi Vol	Refi Elbow Shift	Burnout Severity	Burnout Timing	Lockin Sverity	Lockin Rate	Mtg Rate Shift	Surge	Model Version
Settings	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	30

Greenwich Capital Markets

Yield Sensitivity Table

March 22, 2002 03:47 PM
User: mercadk
As of March 22, 2002, 03:47 PM

Bond Class	
Name / Class:	GMACM02J3E NAS
Cusip:	
Coupon:	6.000 %
Formula:	N/A
Orig. Balance:	$28,584,000.00
Factor:	1.00000000
Factor date:	12/01/2001
Current Cap:	N/A
Current Floor:	N/A
Cur. Balance:	$28,584,000.00

Class Description	
PAC Bands:	N/A
Settlement Date:	03/28/2002
Issue Date:	03/01/2002
First Pay Date:	04/25/2002
Maturity Date:	N/A
Days Delay:	24

Collateral Description	
Coll. Type:	WL
Orig. Balance:	$142,924,173.00
Net Coupon:	6.000 %
Gross Coupon:	6.670 %
Srvc Fee:	0.670 %
Orig. Term:	179 mos
Current WAM:	176 mos
Current Age:	2 mos

Price	100PSA	200PSA	300PSA	400PSA	500PSA
99-25	6.045	6.044	6.043	6.042	6.039
99-26	6.040	6.039	6.037	6.036	6.033
99-27	6.035	6.033	6.032	6.030	6.026
99-28	6.029	6.028	6.026	6.025	6.020
99-29	6.024	6.022	6.021	6.019	6.014
99-30	6.019	6.017	6.015	6.013	6.007
99-31	6.014	6.012	6.010	6.007	6.001
100-00	6.009	6.006	6.004	6.002	5.995
100-01	6.003	6.001	5.998	5.996	5.988

	100PSA	200PSA	300PSA	400PSA	500PSA
WAL:	8.09	7.71	7.38	7.05	6.26
Mod. Dur:	5.97	5.76	5.58	5.40	4.94
Spread	84.9	89.0	92.5	96.1	104.4
First Prin:	04/2002	04/2002	04/2002	04/2002	04/2002
Last Prin:	11/2016	11/2016	11/2016	11/2016	11/2016
Bench:	AL	AL	AL	AL	AL

These Computational Materials should be accompanied by a one page Disclaimer
which must be read in its entirety by the addressee of this communication.
If such disclaimer is not attached hereto, please contact your Greenwich Capital Sals Representative.

	3 Month	6 Month	1 Year	2 Year	3 Year	5 Year	10 Year	30 Year
OffTR Yld	1.795	2.116	2.695	3.625	4.219	4.856	5.583	5.963
OnTR/Swp Spd	1.818	2.100	2.619	3.656/48	4.033/73	4.787/62	5.380/67	5.796/58
OnTR Price	99-17+	98-31	101-26+	98-25	108-30+	94-22	96-05	94-04

1 Mo L	3Mo L	11Cof	Prime
1.880	1.950	2.823	4.750

15Mtg	30Mtg	FN 7.0	FN 6.5
6.539	7.069	101-26	99-12+

CAP VOLS (years)					
1	2	3	5	10	30
32.040	27.490	24.990	22.430	19.070	16.710

SWAPTION VOLS (years)			
3 X 5	1 X 10	5 X 10	10 X 10
18.440	19.590	15.350	12.490

Prepay Model Knobs	Turnover Level	Turnover Ramp	Refi Vol	Refi Elbow Shift	Burnout Severity	Burnout Timing	Lockin Sverity	Lockin Rate	Mtg Rate Shift	Surge	Model Version
Settings	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	30

Greenwich Capital Markets

Yield Sensitivity Table

March 15, 2002 04:23 PM
User: mercadk
As of March 15, 2002, 04:23 PM

8 of 11

Bond Class	
Name / Class:	GMACM02J3E A2
Cusip:	
Coupon:	6.000 %
Formula:	N/A
Orig. Balance:	$80,184,000.00
Factor:	1.00000000
Factor date:	12/01/2001
Current Cap:	N/A
Current Floor:	N/A
Cur. Balance:	$80,184,000.00

Class Description	
PAC Bands:	N/A
Settlement Date:	03/28/2002
Issue Date:	03/01/2002
First Pay Date:	04/25/2002
Maturity Date:	N/A
Days Delay:	24

Collateral Description	
Coll. Type:	WL
Orig. Balance:	$107,075,827.00
Net Coupon:	6.000 %
Gross Coupon:	6.670 %
Srvc Fee:	0.670 %
Orig. Term:	179 mos
Current WAM:	176 mos
Current Age:	2 mos

Price	100PSA	200PSA	300PSA	400PSA	500PSA
101-14	5.620	5.497	5.379	5.270	5.169
101-18	5.589	5.459	5.333	5.216	5.108
101-22	5.559	5.420	5.286	5.162	5.047
101-26	5.528	5.381	5.240	5.108	4.987
101-30	5.498	5.343	5.193	5.054	4.926
102-02	5.468	5.305	5.147	5.001	4.866
102-06	5.437	5.266	5.101	4.947	4.806
102-10	5.407	5.228	5.055	4.894	4.746
102-14	5.377	5.190	5.009	4.840	4.686
WAL:	4.91	3.71	2.99	2.54	2.23
Mod. Dur:	4.02	3.17	2.63	2.28	2.02
Spread	133.8	164.6	180.6	186.4	187.0
First Prin:	04/2002	04/2002	04/2002	04/2002	04/2002
Last Prin:	05/2012	02/2010	07/2008	06/2007	08/2006
Bench:	AL	AL	AL	AL	AL

These Computational Materials should be accompanied by a one page disclaimer which must be read in its entirety by the addressee of this communication. If such disclaimer is not attached hereto, please contact your Greenwich Capital sales representative.

	3 Month	6 Month	1 Year	2 Year	3 Year	5 Year	10 Year	30 Year
OffTR Yld	1.717	1.828	2.142	2.881	3.496	4.218	5.063	5.541
OnTR/Swp Spd	1.757	1.847	2.206	2.923/44	3.327/70	4.133/62	4.833/69	5.375/63
OnTR Price	99-18	99-03	103-29+	100-04+	111-05+	97-10	100-10+	100-00

1 Mo L	3Mo L	11Cof	Prime
1.870	1.891	3.074	4.750

15Mtg	30Mtg	FN 7.0	FN 6.5
6.019	6.584	101-23	99-16

CAP VOLS (years)					
1	2	3	5	10	30
33.750	31.300	27.610	23.960	20.300	17.790

SWAPTION VOLS (years)			
3 X 5	1 X 10	5 X 10	10 X 10
19.070	19.930	16.010	12.810

Prepay Model Knobs	Turnover Level	Turnover Ramp	Refi Vol	Refi Elbow Shift	Burnout Severity	Burnout Timing	Lockin Sverity	Lockin Rate	Mtg Rate Shift	Surge	Model Version
Settings	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	30

Greenwich Capital Markets

Yield Sensitivity Table

March 15, 2002 04:24 PM
User: mercadk
As of March 15, 2002, 04:24 PM

Bond Class	
Name / Class:	GMACM02J3E A2
Cusip:	
Coupon:	6.000 %
Formula:	N/A
Orig. Balance:	$80,184,000.00
Factor:	1.00000000
Factor date:	12/01/2001
Current Cap:	N/A
Current Floor:	N/A
Cur. Balance:	$80,184,000.00

Class Description	
PAC Bands:	N/A
Settlement Date:	03/28/2002
Issue Date:	03/01/2002
First Pay Date:	04/25/2002
Maturity Date:	N/A
Days Delay:	24

Collateral Description	
Coll. Type:	WL
Orig. Balance:	$107,075,827.00
Net Coupon:	6.000 %
Gross Coupon:	6.670 %
Srvc Fee:	0.670 %
Orig. Term:	179 mos
Current WAM:	176 mos
Current Age:	2 mos

Price	100PSA	200PSA	300PSA	400PSA	500PSA
100-23	5.797	5.722	5.649	5.582	5.520
100-27	5.766	5.682	5.602	5.528	5.459
100-31	5.735	5.643	5.555	5.473	5.398
101-03	5.704	5.604	5.508	5.419	5.337
101-07	5.673	5.565	5.461	5.364	5.275
101-11	5.643	5.527	5.414	5.310	5.214
101-15	5.612	5.488	5.368	5.256	5.154
101-19	5.582	5.449	5.321	5.202	5.093
101-23	5.551	5.410	5.274	5.148	5.032

WAL:	4.91	3.71	2.99	2.54	2.23
Mod. Dur:	4.01	3.16	2.62	2.27	2.01
Spread	130.6	164.1	183.6	192.9	197.0
First Prin:	04/2002	04/2002	04/2002	04/2002	04/2002
Last Prin:	05/2012	02/2010	07/2008	06/2007	08/2006
Bench:	AL	AL	AL	AL	AL

	3 Month	6 Month	1 Year	2 Year	3 Year	5 Year	10 Year	30 Year
OffTR Yld	1.741	1.910	2.327	3.160	3.736	4.406	5.222	5.675
OnTR/Swp Spd	1.787	1.898	2.334	3.204/42	3.583/67	4.340/61	5.005/66	5.506/59
OnTR Price	99-18+	99-03	102-08	99-19+	110-14+	96-14+	98-31+	98-03+

1 Mo L	3Mo L	11Cof	Prime
1.880	1.902	2.823	4.750

15Mtg	30Mtg	FN 7.0	FN 6.5
6.188	6.744	101-23	99-16

CAP VOLS (years)					
1	2	3	5	10	30
32.400	28.960	26.080	23.390	20.060	17.650

SWAPTION VOLS (years)			
3 X 5	1 X 10	5 X 10	10 X 10
18.870	19.860	16.260	12.710

Prepay Model Knobs	Turnover Level	Turnover Ramp	Refi Vol	Refi Elbow Shift	Burnout Severity	Burnout Timing	Lockin Sverity	Lockin Rate	Mtg Rate Shift	Surge	Model Version
Settings	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	30

Greenwich Capital Markets

Yield Sensitivity Table

March 15, 2002 04:22 PM
User: mercadk
As of March 15, 2002, 04:22 PM

Bond Class		
Name / Class:	GMACM02J3E	A5
Cusip:		
Coupon:		5.250 %
Formula:		N/A
Orig. Balance:		$50,000,000.00
Factor:		1.00000000
Factor date:		12/01/2001
Current Cap:		N/A
Current Floor:		N/A
Cur. Balance:		$50,000,000.00

Class Description	
PAC Bands:	N/A
Settlement Date:	03/28/2002
Issue Date:	03/01/2002
First Pay Date:	04/25/2002
Maturity Date:	N/A
Days Delay:	24

Collateral Description	
Coll. Type:	WL
Orig. Balance:	$142,924,173.00
Net Coupon:	6.000 %
Gross Coupon:	6.670 %
Srvc Fee:	0.670 %
Orig. Term:	179 mos
Current WAM:	176 mos
Current Age:	2 mos

Price	100PSA	200PSA	300PSA	400PSA	500PSA
100-13+	5.094	5.021	4.958	4.903	4.855
100-17+	5.060	4.975	4.902	4.838	4.782
100-21+	5.026	4.929	4.845	4.773	4.710
100-25+	4.991	4.883	4.789	4.708	4.637
100-29+	4.957	4.837	4.733	4.644	4.564
101-01+	4.923	4.791	4.677	4.579	4.492
101-05+	4.889	4.745	4.622	4.514	4.420
101-09+	4.855	4.700	4.566	4.450	4.348
101-13+	4.821	4.654	4.510	4.386	4.276
WAL:	4.19	3.00	2.42	2.07	1.83
Mod. Dur:	3.61	2.69	2.21	1.91	1.70
Spread	80.0	118.1	132.5	138.3	147.1
First Prin:	02/2003	12/2002	11/2002	10/2002	09/2002
Last Prin:	03/2010	09/2007	06/2006	09/2005	03/2005
Bench:	AL	AL	AL	AL	AL

These Computational Materials should be accompanied by a one page disclaimer which must be read in its entirety by the addressee of this communication. If such disclaimer is not attached hereto, please contact your Greenwich Capital sales representative.

	3 Month	6 Month	1 Year	2 Year	3 Year	5 Year	10 Year	30 Year
OffTR Yld	1.740	1.913	2.338	3.186	3.771	4.439	5.262	5.707
OnTR/Swp Spd	1.772	1.914	2.351	3.225/41	3.606/67	4.368/61	5.044/67	5.536/60
OnTR Price	99-18	99-01+	102-08	99-18	110-11	96-11+	98-22	97-22

1 Mo L	3Mo L	11Cof	Prime
1.880	1.900	2.823	4.750

15Mtg	30Mtg	FN 7.0	FN 6.5
6.211	6.762	101-23	99-16

CAP VOLS (years)					
1	2	3	5	10	30
32.410	28.700	25.910	23.070	19.780	17.270

SWAPTION VOLS (years)			
3 X 5	1 X 10	5 X 10	10 X 10
18.700	19.680	16.080	12.590

Prepay Model Knobs	Turnover Level	Turnover Ramp	Refi Vol	Refi Elbow Shift	Burnout Severity	Burnout Timing	Lockin Sverity	Lockin Rate	Mtg Rate Shift	Surge	Model Version
Settings	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	30

Greenwich Capital Markets

Yield Sensitivity Table

March 15, 2002 04:13 PM
User: mercadk
As of March 15, 2002, 04:13 PM

Bond Class	
Name / Class:	GCM626 A6
Cusip:	
Coupon:	2.380 %
Formula:	1.0000 x 1MLIB + 0.5000
Orig. Balance:	$18,750,000.00
Factor:	1.00000000
Factor date:	12/01/2001
Current Cap:	8
Current Floor:	0.5
Cur. Balance:	$18,750,000.00

Class Description	
PAC Bands:	N/A
Settlement Date:	03/28/2002
Issue Date:	03/25/2002
First Pay Date:	04/25/2002
Maturity Date:	N/A
Days Delay:	0

Collateral Description	
Coll. Type:	WL
Orig. Balance:	$142,924,173.00
Net Coupon:	6.000 %
Gross Coupon:	6.670 %
Srvc Fee:	0.670 %
Orig. Term:	179 mos
Current WAM:	176 mos
Current Age:	2 mos

Price	100PSA	300PSA	1250PSA
99-17	2.532	2.615	2.846
99-21	2.500	2.560	2.730
99-25	2.468	2.506	2.613
99-29	2.436	2.452	2.497
100-01	2.404	2.398	2.382
100-05	2.372	2.344	2.266
100-09	2.340	2.290	2.151
100-13	2.308	2.236	2.036
100-17	2.276	2.182	1.921

	100PSA	300PSA	1250PSA
WAL:	4.19	2.42	1.11
Mod. Dur:	3.90 N/A	2.31 N/A	1.08 N/A
Spread	-211.0	-137.9	-33.0
First Prin:	02/2003	11/2002	07/2002
Last Prin:	03/2010	06/2006	12/2003
Bench:	AL	AL	AL

	3 Month	6 Month	1 Year	2 Year	3 Year	5 Year	10 Year	30 Year
OffTR Yld	1.769	2.065	2.621	3.546	4.140	4.784	5.538	5.919
OnTR/Swp Spd	1.853	2.074	2.578	3.587/44	3.962/70	4.711/63	5.336/69	5.754/61
OnTR Price	99-18	99-00	101-30+	98-29	109-06+	94-31+	96-15+	94-22

1 Mo L	3Mo L	11Cof	Prime
1.900	1.950	2.823	4.750

15Mtg	30Mtg	FN 7.0	FN 6.5
6.511	7.030	101-23	99-16

CAP VOLS (years)					
1	2	3	5	10	30
33.010	28.100	25.250	22.350	18.960	16.500

SWAPTION VOLS (years)			
3 X 5	1 X 10	5 X 10	10 X 10
17.760	19.120	14.980	12.210

Prepay Model Knobs	Turnover Level	Turnover Ramp	Refi Vol	Refi Elbow Shift	Burnout Severity	Burnout Timing	Lockin Sverity	Lockin Rate	Mtg Rate Shift	Surge	Model Version
Settings	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	30